February 9, 2003
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

David D. Cryer
Chief Financial Officer, Treasurer, Secretary
28 Cottrell Street
Mystic, Connecticut 06355

RE:	Flight Safety Technologies, Inc.
	Form 10-KSB for the year ended May 31, 2004
	File No. 0-15159

Dear Mr. Cryer:

      Based upon an examination restricted solely to considerations of the Financial Statements and Management`s Discussion and Analysis, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the
Company, advise the staff of the reason thereof.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.




Form 10-KSB for the fiscal year ended May 31, 2004

Item 6- Management Discussion and Analysis or Plan of Operation
Critical Accounting Policies and Estimates, page 26

1. Your critical accounting policies disclosures should be expanded to address each accounting policy that requires management`s most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the revenue recognition process and your percentage of completion calculation. Additionally, please ensure that you do not duplicate the accounting policy disclosures in the notes to the financial statements. For further guidance refer to FRR
72.

Liquidity and Capital Resources, page 30

2. The difference between provisional and actual rates, for
overhead
as well as general administrative expenses, was recorded as
$133,000
of unbilled receivables. However, actual rates incurred have not been approved by the government. Therefore, tell us how collectability was reasonably assured and persuasive evidence of an arrangement existed on May 31, 2004. For further guidance refer to
SAB 104.

Item 7- Financial Statements
Auditors Report, page F-2

3. Your audit report does not contain the name of the audit firm that performed your year end audit. As such, please provide us an audit report with the name of the audit firm.

Note 2 - Contracts Receivable and Other Receivables, page F-12

4. We note that you have reflected a receivable for amounts not
billed.   Furthermore, the amounts not billed in you most recent
quarterly period (November 30, 2004) have materially increased since
the fiscal year end.    Please expand your notes to specifically
include a description of the prerequisites for billing these amounts
not billed.   In addition, for billed and unbilled receivables,
please disclose (i) amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization including the nature and status of these principal items; and (ii) any billed or unbilled receivables expected to be collected after one year or a statement that all receivable amounts will be collected within one year.


Note 7- Stockholders Equity, page F-15

5. Please revise to include disclosures relating to outstanding options and warrants, as required by paragraphs 47 and 48 of SFAS
No.
123.

6. Please expand the first paragraph on page F-16 to provide pro forma net income (loss) and related pro forma per share data for all periods (i.e. both fiscal years) and not solely for the most recent
fiscal year.   Refer to the guidance in paragraph 45 of SFAS No.
123.

May 2004 Quarterly Newsletter

7. Your newsletter discloses that you entered into an agreement with
Sanders Design International (SDI) to help in the development of the commercial aviation missile countermeasures project. Please tell us the term of the agreement and why this information was not in your filing.


August 2004 Quarterly Newsletter

8. In June 2004, you repurchased 250,000 shares at an average price of $1.72. Tell us the business purpose of this transaction and provide disclosure of all significant transactions in the subsequent event note.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Juan Migone at (202) 942-1771 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 942-1952 with any other questions.


								Sincerely,


								Joseph Foti
								Senior Assistant Chief
Accountant


Via facsimile:  David D. Cryer, CFO, Treasurer, and Secretary
		(860) 437-4587
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David D. Cryer
Flight Safety Technologies, Inc.
February 9, 2005
Page 4